UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2010

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company (Registrant)

Date December 13, 2010

	By:	/S/ M. CARTON
M. Carton
Finance Director

December 13, 2010

CRH Announces Total Consideration for the Cash Tender Offers

CRH plc (“CRH”) announced today the Reference Yield, the Total Consideration and the Tender Offer Consideration for each series of Notes subject to the previously announced cash tender offers (the “Tender Offer”) by CRH and its wholly owned subsidiary, CRH America, Inc. (“CRH America”), whereby (a) CRH America is offering to purchase, subject to certain conditions, up to $750 million aggregate principal amount of the outstanding 6.95% Notes due 2012, the outstanding 5.625% Notes due 2011 and the outstanding 5.30% Notes due 2013 (up to a $50 million purchase sublimit) and (b) CRH is offering to purchase up to $50 million aggregate principal amount of the outstanding 6.40% Notes due 2033. The terms and conditions of the Tender Offer are described in the Offer to Purchase dated November 30, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) that were distributed to Holders of the Notes.

The Reference Yield for the Tender Offer was determined at 2:00 p.m., New York City time, today. The Total Consideration and the Tender Offer Consideration for each series of the Notes are based on the Reference Yield plus the Fixed Spread as set forth in the table below.

Title of Security	CUSIP/ISIN	Reference U.S. Security Treasury	ReferenceYield	Fixed Spread (basis points)	Total Consideration per $1,000	Tender Offer Consideration per $1,000
Offers to purchase up to US$750,000,000 aggregate principal amount:
CRH America Offers:
6.95% Notes due 2012(1)	12626PAD5 / US12626PAD50	1.375% U.S. Treasury Note due 3/15/2012	0.360%	50	$1,075.70(2) $1,073.20(3)	$1,043.20
5.625% Notes due 2011	12626PAH6 / US12626PAH64	1.00% U.S. Treasury Note due 9/30/2011	0.290%	30	$1,037.75	$1,007.75
5.30% Notes due 2013	12626PAE3 / US12626PAE34	0.50% U.S. Treasury Note due 10/15/2013	0.903%	170	$1,072.20	$1,042.20

Offer to purchase up to US$50,000,000 aggregate principal amount:
CRH Offer:
6.40% Notes due 2033	12626PAF0 / US12626PAF09	3.875% U.S. Treasury Note due 8/15/2040	4.396%	220	$976.93	$946.93

(1)	Eligible for early settlement, subject to the terms and conditions set forth in the Offer to Purchase.
(2)	Assumed settlement date of December 14, 2010.
(3)	Assumed settlement date of December 29, 2010.

The Tender Offer will expire at 11:59 p.m., New York City time, on December 28, 2010, unless extended or earlier terminated.

Holders of Notes must validly tender and not validly withdraw their Notes before 5:00 p.m., New York City time, on December 13, 2010, unless extended (such time and date, as the same may be extended, the “Early Tender Time”) to receive the Total Consideration, which includes an early tender premium of $30 per $1,000 principal amount of Notes accepted for purchase (the “Early Tender Premium”). Holders of Notes who validly tender their Notes after the Early Tender Time will only be eligible to receive the Total Consideration minus the Early Tender Premium (the “Tender Offer Consideration”). Notes tendered after the Early Tender Time may not be validly withdrawn, unless otherwise required by law.

Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, to Holders of Notes that are accepted for purchase is expected to be made on December 29, 2010 (the “Final Settlement Date”), other than the portion of 6.95% Notes due 2012 which are accepted for purchase, and for which payment is expected to be made on December 14, 2010, as described further in the Offer to Purchase (such date, the “Early Settlement Date”; each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”). Holders who validly tender and do not validly withdraw their Notes and whose Notes are accepted for purchase in the Tender Offer will also be paid on the applicable Settlement Date accrued and unpaid interest from the last interest payment date up to, but excluding, the applicable Settlement Date.

The Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase.

CRH America’s and CRH’s respective obligations to accept any Notes tendered and to pay the Total Consideration or the Tender Offer Consideration, as the case may be, are set forth solely in the Offer to Purchase and Letter of Transmittal.

CRH America and CRH may each amend, extend or terminate the Tender Offer at any time in their sole discretion.

CRH America and CRH have retained J.P. Morgan Securities LLC, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and RBS Securities Inc. to serve as dealer managers for the Tender Offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent.

For additional information regarding the terms of the Tender Offer, please contact: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3118 (collect) or UBS Securities LLC at (888) 719-4210 (toll free) or (203) 719-4210 (collect). Requests for documents may be directed to D.F. King & Co., Inc. at (800) 901-0068 (toll free) or (212) 269-5550 (collect for banks and brokers).

Capitalized terms used but not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes, nor is it a solicitation for acceptance of the Tender Offer. CRH America and CRH are making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CRH, its management, CRH America, J.P. Morgan Securities LLC, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and RBS Securities Inc. or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender Notes in response to the Tender Offer.

DISCLOSURE NOTICE: Some statements in this news release may constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases. Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

J.P. Morgan Securities LLC Dealer Manager Tel: (866) 834-4666 (toll free) Tel: (212) 834-3118 (collect) CRH plc Investor Relations Tel: +353 1 404 1000	UBS Securities LLC Dealer Manager Tel: (888) 719-4210 (toll free) Tel: (203) 719-4210 (collect)